LAW OFFICES Ballard Spahr Andrews & Ingersoll, LLP 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PENNSYLVANIA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

BRIAN D. DOERNER

DIRECT DIAL: (215) 864-8615

PERSONAL FAX: (215) 864-9043

E-MAIL: DOERNER@BALLARDSPAHR.COM

June 6, 2007

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities & Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	C-COR Incorporated

Form 10-K for Fiscal Year Ended June 30, 2006

Filed September 13, 2006

Form 10-Q for Fiscal Quarter Ended March 30, 2007

File No. 0-10726

Dear Mr. Spirgel:

C-COR has reviewed the staff’s comment letter dated May 24, 2007 regarding the financial statements and related disclosures in the above-referenced documents. As I discussed today with Robert S. Littlepage, Jr., C-COR needs additional time to perform its analysis under paragraph 61(d) of FAS 133 with regard to its long-term debt and to respond to the staff’s comment letter. The Company has indicated that it will respond to the staff’s comments by June 22, 2007, a date which we understand to be satisfactory to the staff.

Please contact William T. Hanelly, Chief Financial Officer of the Company, at (814) 231-4446 or me at (215) 864-8615 if you have any questions.

Thank you very much for your consideration.

Sincerely,

/s/ Brian D. Doerner
Brian D. Doerner

cc:	Mr. Robert S. Littlepage, Jr.

Mr. William T. Hanelly

Mr. Joseph E. Zavacky